Exhibit 21.1

UNIFI, INC.

SUBSIDIARIES

Name	Address	Incorporation	Unifi Percentage Of Voting Securities Owned
Unifi Holding 1, BV (“UH1”)	Amsterdam, Netherlands	Netherlands	100% - Unifi, Inc.
Unifi Holding 2, BV (“UH2”)	Amsterdam, Netherlands	Netherlands	100% - UH1
Unifi Asia, Ltd.	Hong Kong, China	China	100% - UH2
Unifi Asia Holding, SRL	St Michael, Barbados	Barbados	.01% - Unifi, Inc. 99.99% -UH2
Unifi do Brasil, Ltda	San Paulo, Brazil	Brazil	99.99% - Unifi, Inc. .01% -UMI
Unifi Manufacturing, Inc. (“UMI”)	Greensboro, NC	North Carolina	100% - Unifi, Inc.
Unifi Manufacturing Virginia, LLC	Greensboro, NC	North Carolina	95% - Unifi, Inc. 5% - UMI
Unifi Textured Polyester, LLC	Greensboro, NC	North Carolina	100% - UMI
Unifi Kinston, LLC	Greensboro, NC	North Carolina	100% - UMI
Spanco Industries, Inc. (“SI”)	Greensboro, NC	North Carolina	100% - UMI
Spanco International, Inc. (“SII”)	Greensboro, NC	North Carolina	100% - SI
Unifi Latin America, S.A. (“ULA”)	Bogota, Colombia	Colombia, S.A.	100% - SII